                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934


                               Market Guide Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   570565200
--------------------------------------------------------------------------------
                                (CUSIP Number)

          Yael Weinman, Esq.                   Eric Simonson, Esq.
          Multex.com, Inc.                     Brobeck, Phleger & Harrison LLP
          33 Maiden Lane, 5th Floor            1633 Broadway, 47th Floor
          New York, NY 10038                   New York, NY 10019
          (212) 859-9800                       (212) 581-1600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 23, 1999
--------------------------------------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box


                        (Continued on following pages)

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 570565200                                      PAGE   OF    PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      Multex.com, Inc.


      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      IRS I.D.# 22-3253344
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4       00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF               2,236,219

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,236,219
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      45.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Multex.com, Inc. that it is the beneficial owner of any of the Common Stock of Market Guide.com Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.   Security and Issuer.
          --------------------

          This statement on Schedule 13D relates to the common stock, par value $.001 per share (the "Issuer Common Stock"), of Market Guide Inc., a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2001 Marcus Avenue, Suite South 200, Lake Success, New York 11042.

Item 2.   IDENTITY AND BACKGROUND.
          ------------------------

     (a) The name of the person filing this statement is Multex.com, Inc., a Delaware corporation ("Multex.com").

     (b) The address of the principal office and principal business of Multex.com is 33 Maiden Lane, 5th Floor, New York, New York 10038.

     (c) Multex.com is a leading provider of online investment research and information services. Set forth in Schedule A is the name and present principle occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Multex.com's directors and executive officers, as of the date hereof.

     (d) During the past five years, neither Multex.com nor, to Multex.com's knowledge, any person named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Multex.com nor, to Multex.com's knowledge, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

(f)  Not applicable.

ITEM 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          Pursuant to an Agreement and Plan of Merger and Reorganization dated as of June 23, 1999 (the "Merger Agreement"), by and among Multex.com, Merengue Acuisition Corp., a New York corporation and wholly owned subsidiary of Multex.com ("Merger Sub"), and the Issuer, and subject to the conditions set forth therein, Merger Sub will be merged with and into the Issuer (the "Merger"), with each share of Issuer Common Stock being converted into the right to receive one share of Multex.com Common Stock (the "Exchange Ratio"). The Merger is subject to the approval of the Merger Agreement by the stockholders of Issuer, the approval by Multex.com's stockholders of the issuance of Multex.com Common Stock in the Merger and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

Item 4.   Purpose of Transaction.
          -----------------------

     (a) - (b)   As described in Item 3 above, this statement relates to the
Merger of Merger Sub, a wholly owned subsidiary of Multex.com, with and into Issuer in a statutory merger pursuant to the New York Business Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease to exist and Issuer will continue as the surviving corporation and as a wholly owned subsidiary of Multex.com (the "Surviving Corporation"). Holders of outstanding Issuer Common Stock will receive, in exchange for each share of Issuer Common Stock held by them immediately prior to the Merger, one share of Multex.com Common Stock. Multex.com will assume the Issuer's 1995 Key Employee Incentive Plan, 1995 Independent Director's Plan, each as amended, as well as the outstanding options issued under such plans or certain other agreements.

          As an inducement to Multex.com to enter into the Merger Agreement, certain stockholders (collectively, the "Stockholder Agreement Stockholders") of the Issuer have entered into a Stockholder Agreement, dated as of June 23, 1999 (the "Stockholder Agreement"), with Multex.com and have, by executing the Stockholder Agreement, irrevocably appointed Multex.com (or any nominee of Multex.com) as his lawful attorney and proxy. Such proxy gives Multex.com the limited right to vote each of the 2,236,219 shares (including options to purchase Issuer Common Stock exercisable within 60 days of the date of this
Schedule 13D) of Issuer Common Stock beneficially and collectively owned by the Stockholder Agreement Stockholders in all matters related to the Merger. The shared voting power with the Stockholder Agreement Stockholders of Issuer relates to 2,236,219 shares (including options to purchase Issuer Common Stock exercisable within 60 days of the date of this Schedule 13D) of Issuer Common Stock (the "Shares"). The Stockholder Agreement Stockholders and the number of shares beneficially owned by each of them is set forth in Schedule B hereto which is hereby incorporated herein by this reference. The foregoing summary of the Stockholder Agreement is qualified in its entirety by reference to the copy of the form of Stockholder Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

          In exercising its right to vote the Shares as lawful attorney and proxy of the Stockholder Agreement Stockholders, Multex.com (or any nominee of Multex.com) will be limited, at every Issuer stockholders meeting and every written consent in lieu of such meeting to vote the Shares in favor of approval of the Merger and the Merger Agreement. The Stockholder Agreement Stockholders may vote the Shares on all other matters. The Stockholder Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the date of termination of the Merger Agreement.

     (c)  Not applicable.

     (d) Upon consummation of the Merger, the directors of the Surviving Corporation shall be Thomas Prendergast, Mark Burka, John Case, Homi Byramji, Raymond Dooley and Steven Hirsh. The officers of the Surviving Corporation shall be the existing officer of the Issuer, until their respective successors are duly elected or appointed and qualified.

     (e) Other than as a result of the Merger described in Item 3 above, not applicable.

     (f)  Not applicable.

     (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation; provided, however, that Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: "The name of the corporation is Market Guide Inc." Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended; provided, however, that the Bylaws shall be amended to reflect the name change to Market Guide Inc.

     (h) - (i) If the Merger is consummated as planned, the Issuer Common Stock will be deregistered under the Act and delisted from the Nasdaq National Market.

     (j) Other than described above, Multex.com currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Multex.com reserves the right to develop such plans).

ITEM 5.   Interest in Securities of the Issuer.
          -------------------------------------

          As a result of the Stockholder Agreement, Multex.com may be deemed to be the beneficial owner of at least 2,236,219 shares of Issuer Common Stock. Such Issuer Common Stock constitutes approximately 45.8% of the issued and outstanding shares of Issuer Common Stock.

          Multex.com has sole power to vote all of the Shares for the limited purposes described above in connection with the Stockholder Agreement. Multex.com does not have the power to dispose or to direct the disposition of any shares of Issuer Common Stock pursuant to the Stockholder Agreement. Multex.com (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Stockholder Agreement and (ii) disclaims any beneficial ownership of the shares of Issuer Common stock which are covered by the Stockholder Agreement. To the best of Multex.com's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.

     (c) Neither Multex.com nor, to the knowledge of Multex.com, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ----------------------------

          Other than the Merger Agreement and Stockholder Agreement, to the knowledge of Multex.com, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Materials to be Filed as Exhibits.
          ----------------------------------

          The following documents are filed as exhibits:

          1. Agreement and Plan of Merger and Reorganization, dated as of June 23, 1999, by and among Multex.com, Inc., a Delaware corporation, Merengue Acquisition Corp., a New York corporation and wholly owned subsidiary of Multex.com, Inc., and Market Guide Inc., a New York corporation.

          2. Form of Stockholder Agreement, dated as of June 23, 1999, by and among Multex.com Inc., a Delaware corporation, and certain stockholders of Market Guide Inc., a New York corporation.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 6, 1999


                                               MULTEX.COM INC.


                                               By: /s/ Philip Callaghan
                                                  ---------------------------
                                                  Philip Callaghan
                                                  Chief Financial Officer

                                   Schedule A
                                   ----------

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                               MULTEX.COM, INC.

                                Present Principal
                            Occupation Including Name
                            of Employer (if other than
     Name                        Multex.com, Inc.)               Address of Employer
------------------------    ---------------------------        ------------------------
Executive Officers of
Multex.com, Inc.
---------------------
Isaak Karaev                 Chief Executive Officer,          33 Maiden Lane, 5/th/ Floor
                             President and Chairman of the     New York, New York  10038
                             Board of Directors

Philip Callaghan             Chief Financial Officer           33 Maiden Lane, 5/th/ Floor
                                                               New York, New York  10038

James M. Tousignant          Executive Vice President          33 Maiden Lane, 5/th/ Floor
                                                               New York, New York  10038

Gregg B. Amonette            Senior Vice President, Sales      33 Maiden Lane, 5/th/ Floor
                             and Marketing                     New York, New York  10038

John J. Mahoney              Senior Vice President, Product    33 Maiden Lane, 5/th/ Floor
                             Development                       New York, New York  10038

OUTSIDE DIRECTORS
-----------------
T. Robert Greene             Managing Partner of Flatiron      257 Park Avenue South
                             Partners                          New York, New York  10010

Lennert J. Leader            President, America Online Inc.    22000 AOL Way
                             Investments                       Dulles, Virginia  20166

Herbert L. Skeete            Director, Product                 85 Fleet Street
                             Management--Real Time             Kildare House
                             Information, Reuters Limited      London  EC4 P4AJ

John Tugwell                 Consultant                        225 Arreton Road
                                                               Princeton, New Jersey 08540

George F. Rick Adam, Jr.     Chairman and Chief Executive      7400 East Orchard Road
                             Officer, New Era of Networks      Suite 170
                             (NEON)                            Englewood, CO 80111

                                  Schedule B
                                  ----------

Stockholder                              Shares Beneficially Owned
-----------                              -------------------------

Homi Byramji                                       480,989
Mark Burka                                         816,000
John Case                                          683,843
Jeffrey Geisenheimer                                60,750
Raymond B. Dooley                                   19,687
Steven A. Hirsh                                      7,500
Thomas A. Prendergast                               98,450
John Agusta                                         31,000
Joseph DeMartino                                    38,000